SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHIC[redacted]
DAL
FRA I, DC
FOU.

07020531

Our Ref: 19160-10100

January 16, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

**Attn: 1934 Act Filing Desk**

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

**Carrie Jieyi Li**

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL



HK1 395079v.1

康師傅控股有限公司*

**TINGYI (CAYMAN ISLANDS) HOLDING CORP.**

(Incorporated in the Cayman Islands with limited liability)

**(Stock code: 322)**

# SPECIAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board is pleased to announce that the Directors have resolved to declare a special dividend ("Special Dividend") of US1.07 cents per share for the nine months ended 30 September 2006. The Special dividend will be paid on or before 14 February 2007.

To ascertain the entitlement of the shareholders to the Special Dividend, the register of members of the Company will be closed from 31 January 2007 to 2 February 2007, both days inclusive, during which period no transfer of shares will be registered.

## SPECIAL DIVIEDEND

At a meeting of the board ("Board") of directors ("Directors") of Tingyi (Cayman Islands) Holding Corp. ("Company") held on 15 January 2007, the Directors resolved to declare a Special Dividend of US1.07 cents per share to the shareholders of the Company whose names will appear on the register of members of the Company on 2 February 2007 (shareholders who bought the Company's shares on or before 26 January 2007 and should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:00 p.m. on 30 January 2007). The Special Dividend will be paid on or before 14 February 2007 and for shareholders in Hong Kong will be paid in Hong Kong dollars. The total amount of the Special Dividend will be US$59.8 million.

The Directors approved the declaration of the Special Dividend after taking into consideration of (1) the excellent announced results for the period ended 30 September 2006; as turnover and net profit have continued to scoop the Group's historical single-quarter highest record; and (2) the Company's estimated capital expenditures of approximately US$343 million for 2007 and normal working capital requirements as the Company's healthy finance structure and cash flow will be confinued to maintain. The board approved to declare the Special Dividend to reward the on-going support of the company's shareholders.

## CLOSURE OF REGISTER OF MEMBERS

To ascertain the entitlement of the shareholders to the Special Dividend, the register of members of the Company will be closed from 31 January 2007 to 2 February 2007, both days inclusive, during which period no transfer of shares will be registered. To qualify for the Special Dividend, shareholders should ensure that transfers are lodged with the Company's Registrar in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on 30 January 2007.

## GENERAL

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are Executive Directors of the Company. Mr. Kazuo Ogawa, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are Independent Non-executive Directors of the Company.

By order of the Board
**Wei Ing-Chou**
*Chairman*

Hong Kong, 15 January 2007

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification only*